Exhibit 99.1

Xcelera Announces Delisting

Grand Cayman, British West Indies — November 5, 2004 — Xcelera Inc. (AMEX: XLA), a European technology company, today announced that the Listing Qualifications Panel of the American Stock Exchange Committee on Securities has affirmed the determination of the staff of the Listing Qualifications Department to delist the Company’s common stock as a result of the Company’s non-compliance with its Securities and Exchange Commission filing requirements.  The Company is currently delinquent in filing its Annual Report on Form 20-F for its fiscal year ended January 31, 2004 (the “2004 Form 20-F”).  The Company has been advised by Amex that trading of its common stock will be suspended prior to the open of trading on Monday, November 15, 2004.

The Company’s Annual Report on Form 20-F for its fiscal year ended January 31, 2003 (the “2003 Form 20-F”) is currently under review by the Division of Corporation Finance of the SEC.  On October 8, 2004, the Company submitted a response to a comment letter dated August 16, 2004, from the Division of Corporation Finance.  In its October 8 response, the Company provided an analysis to support the Company’s position that it is not an investment company under the Investment Company Act of 1940 and clarifications regarding the Company’s accounting treatment of the settlement during the fiscal year ended January 31, 2003 of a convertible note issued by the Company to Hewlett-Packard Company.  The Company has not yet received comments from the SEC on the Company’s October 8 response.  Because the Company has not yet received such comments from the SEC, the Company no longer expects that it will file its amended 2003 Form 20-F, or its 2004 Form 20-F, by November 15, 2004.

The Company’s common stock will remain listed on Xetra, a worldwide electronic trading system operated by the Frankfurt Stock Exchange (Deutsche Börse AG), under ticker symbol “XLA”.

About Xcelera Inc.

Xcelera Inc. is a European technology company focused on founding, developing, operating and financing technology companies.  For more information, visit Xcelera on the Web at www.xcelera.com.

This press release may contain “forward-looking statements” within the meaning of the securities laws. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, risks and uncertainties relating to future events that could cause actual results to differ materially from our expectations include the factors discussed in the Company’s Annual Report on Form 20-F for the Fiscal Year Ended January 31, 2003 filed with the Securities and Exchange Commission. The Company does not intend, and assumes no obligation, to update any forward-looking statements.

Contact:

Xcelera Inc.

Michael J. Kugler or Per R. Johansson, 203-622-1606

investorrelations@xcelera.com